EXHIBIT 11
                     INTERCELL CORPORATION AND SUBSIDIARIES
                        COMPUTATION OF NET LOSS PER SHARE
                                   (Unaudited)

                                                                  Three months
                                                               ended December 31,
                                                               ------------------
                                                             2000              1999
                                                             ----              ----
                                                                          (as restated)
Net income (loss)                                      $     33,000      $(   106,000)
Deemed dividends on Series B,C, and D preferred
  stock relating to in-the-money conversion terms       (    14,000)      (     7,000)
Accrued dividends on Series D preferred stock           (    39,000)      (    38,000)
Accretion on Series B and C preferred stock             (     5,000)      (    14,000)
                                                         ----------        ----------
Net loss applicable to common shareholders             $(    25,000)     $(   165,000)
                                                         ==========        ==========

Weighted average number of common shares outstanding     99,898,188        80,949,160

Common equivalent shares representing shares
  issuable upon exercise of outstanding options
  and warrants and convertible stock                            -                 -
                                                         ----------        ----------
                                                         99,898,188        80,949,160
                                                         ==========        ==========

Basic loss per share applicable
  to common shareholders:
    Loss from continuing operations                    $(      0.00)     $(      0.00)
    Gain from discontinued operations                          0.00              0.00
                                                         ----------        ----------
Basic loss per common share                            $(      0.00)     $(      0.00)
                                                         ==========        ==========

Diluted loss per share applicable
  to common shareholders:
    Loss from continuing operations                    $(      0.00)     $(      0.00)
    Gain from discontinued operations                          0.00              0.00
                                                         ----------        ----------
Diluted loss per common share                          $(      0.00)     $(      0.00)
                                                         ==========        ==========


Stock options, warrants and convertible preferred stock are not considered in the calculations for those periods with net losses as the impact of the potential common shares (approximately 61,845,914 shares at December 31, 2000 and 68,556,050 at December 31, 1999) would be to decrease net loss per share.